FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, April 18, 2018

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present

Ref: Material Event

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in the ordinary session yesterday, the Board of Banco Santander - Chile approved the following technological service contracts with Isban, a related company:

1.	Contract for the technological services for the Project for the Portfolio Purchase for Home Banking.
2.	Contract for the technological services for the CJ SME Financing Project (Office Banking).
3.	Contract for the technological services for the ATM Evolution Project .

With regard to these operations, the Directors and Alternate Directors of the Bank that were present at the Board meeting expressed their approval for the Bank to contract the financial services referred to, adjusting pricing, terms and conditions to those prevailing in the market, in accordance also with the favorable report of the Audit Committee of the Bank. Andreu Plaza López was the only exception to the aforementioned.

Sincerely,

Miguel Mata Huerta

GENERAL MANAGER

C.c. Comisión para el Mercado Financiero

Bolsas de Valores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: April 18, 2018